SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: November 15th, 2005

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES DESIGN WIN FROM A TIER-1
COMMUNICATIONS EQUIPMENT PROVIDER

— Prestigious Manufacturer To Use Customized Silicom BYPASS Gigabit
Ethernet Adapters in its Next-Generation Security Appliances —

        KFAR SAVA, Israel – November 15, 2005 – Silicom Ltd. (Nasdaq: SILCF) today announced that it has achieved a strategic Design Win for its BYPASS Gigabit Ethernet Adapters from a Tier-1 communications equipment manufacturer. This prestigious manufacturer will use a specific-form-factor version of Silicom’s advanced adapters to guarantee mission-critical data availability in a new line of security appliances.

        So far, the customer has placed a $70,000 order for prototypes, and has guided Silicom to expect orders in 2006 for both additional prototypes and serial-production units.

        This Design Win adds to the momentum that has been building for the Company over the past two years. Over this period, the Company has accumulated over 30 Design Wins for its BYPASS and multi-port adapters, enabling it to post seven consecutive quarters of growth and to achieve its highest quarterly revenues in eight years.

        Commenting on the news, Shaike Orbach, Silicom’s President and CEO, said, “We are proud to receive this important Design Win from another prestigious communications industry player, a testament to the cost-performance of our BYPASS adapters and to the quality of our rapid customization capabilities. As with the majority of our Design Wins, we believe this Win has the potential to lead to a flow of orders, representing a fertile new source of revenues that will build over time. With a strong sales pipeline and growing needs in our target markets, we are working to achieve additional Design Wins and pleased by the pace of our growth.”

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il